UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Perry Ellis International, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

288853104

(CUSIP Number)

Oscar Feldenkreis

c/o Perry Ellis International, Inc.

3000 N.W. 107th Avenue

Miami, Florida 33172

(305) 592-2830

Alison W. Miller

Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A.

150 West Flagler Street

Suite 2200

Miami, Florida 33130

(305) 789-3200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 288853104

1.	Names of Reporting Persons Oscar Feldenkreis
2.	Check the Appropriate Box if a Member of a Group(1) (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,073,329(1)
	8.	Shared Voting Power 150,000(2)
	9.	Sole Dispositive Power 1,073,329(1)
	10.	Shared Dispositive Power 150,000(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,223,329(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.7%
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes (i) 844,235 shares owned by the Oscar Feldenkreis Revocable Trust UAD 5/6/11, of which the Reporting Person is Trustee, (ii) 7,388 shares of restricted stock that vest on April 20, 2019, (iii) 44,333 shares of performance stock granted in April 2016, which vest up to 100%, provided that certain performance criteria have been achieved as of the last day of fiscal 2019 (and the Reporting Person may be entitled to additional performance shares if the Issuer exceeds the performance goals), (iv) 13,144 shares of restricted stock that vest in two remaining annual installments beginning on April 25, 2019, (v) 39,425 shares of performance stock granted in April 2017, which vest up to 100%, provided that certain performance criteria have been achieved as of the last day of fiscal 2020 (and the Reporting Person may be entitled to additional performance shares if the Issuer exceeds the performance goals), (vi) 15,849 shares of restricted stock that vest over three years beginning April 9, 2019, and (vii) 31,693 shares of performance stock that vest up to 100% if certain performance goals are met and the Reporting Person is employed by the Issuer on the last day of fiscal 2021 (and the Reporting Person may be entitled to additional performance shares if the Issuer exceeds the performance goals). The Reporting Person has the power to vote but does not have the power to sell, transfer, pledge, or otherwise dispose of the restricted and performance shares until the shares have vested.
(2)	Includes (i) 50,000 shares owned by the Erica Feldenkreis 2012 Irrevocable Trust UAD 10/17/12, of which the Reporting Person’s spouse is the Trustee, (ii) 50,000 shares owned by the Jennifer Feldenkreis 2012 Irrevocable Trust UAD 10/17/12, of which the Reporting Person’s spouse is the Trustee, and (iii) 50,000 shares owned by the Stephanie Feldenkreis 2012 Irrevocable Trust UAD 10/17/12, of which the Reporting Person’s spouse is the Trustee.

Item 1:	Security and Issuer

This Statement on Schedule 13D is being filed by Oscar Feldenkreis (the “Reporting Person”) and relates to the common stock, par value, $0.01 per share (the “Common Stock”), of Perry Ellis International, Inc., a Florida corporation (the “Issuer”). The Issuer’s principal executive offices are located at 3000 N.W. 107th Avenue, Miami, Florida 33172.

Item 2:	Identity and Background

The Reporting Person is the Chief Executive Officer and President of the Issuer. The Reporting Person is also a director of the Issuer. The principal business address of the Reporting Person is 3000 N.W. 107th Avenue, Miami, Florida 33172. The Reporting Person is a United States citizen.

During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3:	Source and Amount of Funds or Other Consideration

As discussed in further detail in Item 4 below, this Schedule 13D is not being filed in connection with any acquisition of securities of the Issuer. The shares beneficially owned by the Reporting Person as reported in this Schedule 13D were gifted by George Feldenkreis, the Reporting Person’s father, or were or may be obtained through the exercise of stock options and vesting of other equity awards that were granted to the Reporting Person during his tenure as an officer and/or director of the Issuer.

Item 4:	Purpose of Transaction

On February 6, 2018, George Feldenkreis submitted a letter to the Board of Directors of the Issuer containing a proposal to acquire all of the outstanding shares of Common Stock of the Issuer not already beneficially owned by George Feldenkreis at a price of $27.50 per share (the “Proposal”). On May 18, 2018, George Feldenkreis filed with the Securities and Exchange Commission (the “SEC”) Amendment No. 6 to his Statement on Schedule 13D with respect to the Issuer’s Common Stock (such Schedule 13D, as amended, the “George Feldenkreis Schedule 13D”) in which he reported his intention to nominate a slate of directors consisting of the Reporting Person, Mary Ellen Kanoff, Scott A. LaPorta and Matthew McEvoy (collectively, the “George Feldenkreis Nominees”) for election at the Issuer’s 2018 annual meeting of shareholders (the “Annual Meeting”).

On May 18, 2018, the Reporting Person delivered a letter (the “Consent Letter”) notifying the Issuer that the Reporting Person has consented to (i) being named as a nominee in the notice provided by George Feldenkreis of his intention to nominate the Reporting Person for election to the Issuer’s Board of Directors at the Annual Meeting, (ii) being named as a bona fide nominee in any proxy statement filed by George Feldenkreis or his affiliates in connection with the solicitation of proxies for election of the Reporting Person to the Issuer’s Board of Directors at the Annual Meeting, and (iii) serving as a director of the Issuer if elected at the Annual Meeting. A copy of the Consent Letter is filed as Exhibit 1 to this Schedule 13D.

While the Reporting Person does not affirm his membership in a group, the Reporting Person may be deemed a “group,” within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended, with George Feldenkreis and the other “reporting persons” named in the George Feldenkreis Schedule 13D, including the other George Feldenkreis Nominees, as a result of the Reporting Person’s consent to be nominated by George Feldenkreis for election to the Issuer’s Board of Directors. Accordingly, the Reporting Person is reporting his beneficial ownership of the Issuer’s Common Stock on this Schedule 13D. Information with respect to George Feldenkreis, the other George Feldenkreis Nominees and the other “reporting persons” named in the George Feldenkreis Schedule 13D, including biographical information, their beneficial ownership of the Issuer’s Common Stock, certain additional information relating to the Proposal, and certain other plans which they may have with respect to the Issuer, is set forth in the George Feldenkreis Schedule 13D.

As previously disclosed, the Reporting Person’s employment agreement with the Issuer contemplates his continued service on the Issuer’s Board of Directors during the term of his employment. In the event that he is not re-elected to the Board, he has the right to terminate his employment by the Issuer for “good reason” and in such case receive the cash amounts and benefits set forth in his employment agreement. Accordingly, while the Reporting Person expects that the Issuer will nominate him for re-election to the Issuer’s Board of Directors at the Annual Meeting, the Issuer has not to date advised him that it will nominate him for re-election. If nominated for re-election by the Issuer, the Reporting Person intends to consent to such nomination, in which case he will be deemed a participant in the Issuer’s proxy solicitation in addition to being deemed a participant in George Feldenkreis’ proxy solicitation. The purpose of the Reporting Person’s consent to being a participant in both proxy solicitations is to enable him to continue his position at the Company as CEO and President and on the Board for the purpose of maintaining stability of the Company’s operations and its relationships with third parties.

Other than as described above, the Reporting Person does not currently have any plans or proposals that would result in any of the occurrences enumerated in (a) through (j) of Item 4 of Schedule 13D. However, as a director and officer of the Issuer, the Reporting Person may at any time formulate plans or proposals with respect to any of such matters, including that he may be granted additional equity awards under the equity compensation plans of the Issuer in place from time to time. In addition, the Reporting Person may from time to time make additional investments in securities of the Issuer, either in the open market or privately negotiated transactions, and/or sell all or any part of his investment in the Issuer, in each case as he deems appropriate in light of the circumstances existing from time to time. He may also formulate plans or proposals in the future relating to any of the other matters enumerated in Item 4 of Schedule 13D, including, without limitation, asset dispositions, changes in the board or management of the Issuer, and changes in the Issuer’s business, capitalization and/or organizational documents.

Item 5:	Interest in Securities of the Issuer

The information set forth in rows 7-13 of the cover page of this Schedule 13D is incorporated into this Item 5 by reference.

Except as described below, the Reporting Person has not effected any transaction in any shares of the Issuer’s Common Stock during the past 60 days.

On April 9, 2018, the Reporting Person was granted (i) 15,849 restricted shares under the Issuer’s 2015 Long-Term Incentive Compensation Plan (the “Plan”), which are scheduled to vest over three years beginning on April 9, 2019, and (ii) 31,693 performance shares under the Plan, which may vest up to 100% if certain performance goals are met and the Reporting Person is employed by the Issuer on the last day of fiscal 2021 (and the Reporting Person may be entitled to additional performance shares if the Issuer exceeds the performance goals).

Item 6:	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7:	Material to be Filed as Exhibits

Exhibit 1 Letter dated as of May 18, 2018

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 21, 2018

Date

/s/ Oscar Feldenkreis

Oscar Feldenkreis

Exhibit 1

Oscar Feldenkreis

3000 N.W. 107th Avenue

Miami, Florida 33172

May 18, 2018

Perry Ellis International, Inc.

3000 N.W. 107th Avenue

Miami, Florida 33172

Attn: Corporate Secretary

Dear Sir or Madam:

You are hereby notified that I have consented to (i) being named as a nominee in the notice provided by George Feldenkreis of his intention to nominate the undersigned as a director of Perry Ellis International, Inc. (the “Company”) at the 2018 annual meeting of shareholders or any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”), (ii) being named as a bona fide nominee in any proxy statement filed by George Feldenkreis or his affiliates in connection with the solicitation of proxies for election of the undersigned at the Annual Meeting, and (iii) serving as a director of the Company if elected at the Annual Meeting.

As you know, I have an employment agreement with the Company which contemplates that I will serve as a member of the Board during the term of my employment. I anticipate, and you have not advised me otherwise, that the Company will include me on the Company’s slate for re-election as a director. In such event, I will grant my consent to being named in the Company’s proxy materials and acknowledge that I will be deemed a participant in both George Feldenkreis’ and the Company’s proxy solicitations. I have previously reiterated my commitment to seek to maximize shareholder value and I believe that my continued service as CEO and as a Board member is important to the stability of the Company’s operations and its relationships with third parties. In no event should my consent to be included in the George Feldenkreis slate be deemed to affect my rights or act as a waiver of any of my rights under my employment agreement.

Very truly yours,
/s/ Oscar Feldenkreis